Report of Independent Auditors and
Consolidated Financial Statements

Wanderful Media LLC

As of and for the years ended December 31, 2015 and 2014

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Members

Wanderful Media LLC

We have audited the accompanying consolidated financial statements of Wanderful Media LLC (the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related statements of operations, members’ interests and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about the ability of the Company to continue as a going concern. The Company requires additional financing in order to meet its anticipated cash needs necessary to fund operations. Management’s plans concerning these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Moss Adams LLP

San Francisco, California

March 7, 2016

CONSOLIDATED Financial Statements

_______________

WANDERFUL MEDIA LLC

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2014

	2015	2014

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 8,879,983	$ 13,397,261
Accounts receivable	376,535	381,535
Deferred compensation asset, current portion	1,210,482	550,956
Other current assets	102,750	62,908

Total current assets	10,569,750	14,392,660

Deposits	45,150	44,933
Property and equipment, net	371,046	585,677
Internally developed software, net	633,737	-
Deferred compensation asset, net of current portion	84,684	71,255

Total assets	$ 11,704,367	$ 15,094,525

LIABILITIES AND MEMBERS' INTERESTS

CURRENT LIABILITIES
Accounts payable	$ 214,763	$ 227,591
Accrued compensation	1,152,806	1,403,690
Accrued expenses	433,709	29,839
Deferred revenue	31,365	27,853
Accrued incentive plan, current portion	719,011	422,449
Deferred compensation, current portion	1,210,482	550,956
Long-term debt, current portion	24,367	22,665

Total current liabilities	3,786,503	2,685,043

Long-term debt, net of current portion	17,029	41,474
Accrued incentive plan, net of current portion	610,048	995,586
Deferred compensation, net of current portion	53,334	39,905

Total liabilities	4,466,914	3,762,008

COMMITMENTS AND CONTINGENCIES (See Note 6)

MEMBERS' INTERESTS
Members' contributions:
Class A: 29,259.17 and 22,791.79 units issued and outstanding
as of December 31, 2015 and 2014, respectively	35,071,024	36,002,302
Class B: 9,199.40 and 5,786.96 units issued and outstanding
as of December 31, 2015 and 2014, respectively	20,451,461	14,474,899
Accumulated deficit	(48,285,032)	(39,144,684)

Total members' interests	7,237,453	11,332,517

Total liabilities and members' interests	$ 11,704,367	$ 15,094,525

See accompanying notes.

WANDERFUL MEDIA LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2015 and 2014

	2015	2014

REVENUES
Conversion fees	$ 2,049,296	$ 2,744,267
Access fees	1,143,190	1,415,914
Other revenue	780,810	515,295

Total revenues	3,973,296	4,675,476

COST OF REVENUES
Conversion fees	994,285	1,125,515
Other revenue	9,130	4,723

Total cost of revenues	1,003,415	1,130,238

GROSS PROFIT	2,969,881	3,545,238

OPERATING EXPENSES
Research and development	3,286,287	4,983,224
Sales and marketing	3,978,087	3,286,172
General and administrative	4,847,601	4,901,493
Asset impairment	-	169,469

Total operating expenses	12,111,975	13,340,358

OTHER INCOME (EXPENSE)
Interest income	5,754	2,573
Interest expense	(4,008)	(5,218)
Other expense	-	(1,277)

Total other income (expense)	1,746	(3,922)

NET LOSS	$ (9,140,348)	$ (9,799,042)

See accompanying notes.

WANDERFUL MEDIA LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ INTERESTS

Years Ended December 31, 2015 and 2014

	Members' Contributions
	Class A		Class B		Accumulated	Total Members'
	Units	Amount	Units	Amount	Deficit	Interests

Balance, January 1, 2014	12,197.73	$ 30,494,320	2,202.27	$ 5,505,682	$ (29,345,642)	$ 6,654,360

Members' contributions	14,181.75	14,477,199	-	-	-	14,477,199
Reclassification of members' units	(3,587.69)	(8,969,217)	3,587.69	8,969,217	-	-
Net loss	-	-	-	-	(9,799,042)	(9,799,042)

Balance, December 31, 2014	22,791.79	36,002,302	5,789.96	14,474,899	(39,144,684)	11,332,517

Members' contributions	9,876.82	5,045,284	-	-	-	5,045,284
Reclassification of members' units	(3,409.44)	(5,976,562)	3,409.44	5,976,562	-	-
Net loss	-	-	-	-	(9,140,348)	(9,140,348)

Balance, December 31, 2015	29,259.17	$ 35,071,024	9,199.40	$ 20,451,461	$ (48,285,032)	$ 7,237,453

See accompanying notes.

WANDERFUL MEDIA LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2015 and 2014

	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$ (9,140,348)	$ (9,799,042)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	267,126	224,333
Changes in allowance for doubtful accounts	-	51,944
Asset impairment	-	169,469
Changes in operating assets and liabilities:
Accounts receivable	5,000	116,207
Prepaid expenses and other current assets	(699,368)	98,588
Deposits and other long-term assets	(13,646)	(606,149)
Accounts payable	(12,828)	39,691
Accrued liabilities	736,965	414,938
Deferred revenue	3,512	27,853

Net cash used in operating activities	(8,853,587)	(9,262,168)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for asset acquisition	-	(169,469)
Acquisition of property and equipment	-	(18,757)
Payments for capitalized internally developed software	(686,232)	-

Net cash used in investing activities	(686,232)	(188,226)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term debt	(22,743)	(22,025)
Members' contributions	5,045,284	14,477,199

Net cash provided by financing activities	5,022,541	14,455,174

NET INCREASE IN CASH AND CASH EQUIVALENTS	(4,517,278)	5,004,780

CASH AND CASH EQUIVALENTS -- BEGINNING OF YEAR	13,397,261	8,392,481

CASH AND CASH EQUIVALENTS -- END OF YEAR	$ 8,879,983	$ 13,397,261

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$ 6,989	$ 4,413

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Reclassification of Class A units into Class B units	$ 5,976,562	$ 8,969,217

See accompanying notes.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE BUSINESS

Wanderful Media LLC (the “Company“) is a Delaware limited liability corporation formed as a partnership. The Company was organized on October 24, 2011, in order to operate as a holding company for the investment in FindnSave Inc. (“FindnSave”). FindnSave, a California corporation organized on March 1, 2000, has offices in Chico and Los Gatos, California. FindnSave provides marketing management, print conversion, and hosting services for media and advertising companies on the internet. FindnSave also has an internet-based local discovery shopping experience for newspapers, retailers, and shoppers. In 2015, the Company launched the Cash Dash feature of the FindnSave mobile phone application which uses geo-conquesting, a targeting technique used to reach and engage consumers in or around a target advertising location.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern and management’s plans – The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern. The Company has not achieved profitable operations or sustained positive cash flows from operations and it may incur additional losses in future periods. There is no assurance that profitable operations, if achieved, could be sustained on a continuing basis. The Company has an accumulated deficit of $48,285,032 at December 31, 2015, and used cash in operations of $8,853,587 during the year ended December 31, 2015. Cash and cash equivalents at December 31, 2015, were $8,879,983.

The Company plans to finance its operations with a combination of cash flows from future product sales, possible future equity raises, and reduction in spending relating to the Cash Dash application. Successful future product sales are dependent upon continued operations of the Company, which in turn are dependent upon the Company’s ability to meet its financing requirements on a continuing basis, and to generate cash from future operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. There is no assurance that additional funding will be available in the future when needed, on favorable terms, if at all.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Principles of consolidation – The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiary: FindnSave Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates – The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications –Certain amounts in the prior year financial statements have been reclassified to conform to the current year’s presentation. These include $105,816 reclassified from other current assets to cash and cash equivalents, internally developed software with a net book value of $0 (gross cost of $362,294 with an accumulated amortization of $362,294) reclassified from property and equipment, $550,956 reclassified from other long-term assets to deferred compensation asset, current portion, $422,449 reclassified from accrued compensation to accrued incentive plan, current portion, $550,956 reclassified from deferred compensation, net of current portion to deferred compensation, current portion, and $995,586 reclassified from deferred compensation, net of current portion to accrued incentive plan, net of current portion. These reclassifications had no impact on the previously reported net loss.

Revenue recognition – Revenue primarily consists of the following:

•	Conversion fees – professional service fees for converting print-based newspaper and retail advertising into digital form for display on the internet or in a company intranet;
•	Access fees – subscriptions-based fees for providing a web and mobile-based consumer shopping experience; and
•	Other – click-through and other bounties that are ad hoc in nature including bounties received from retailers relating to the Cash Dash application.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes revenue when the four basic criteria of revenue recognition are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable and (4) collectability is reasonably assured. Conversion fee revenue is recognized in the period the services are performed and delivered. Payments received for access fees in advance of services being rendered are deferred and recognized as revenue in the period the services are performed and delivered. Other revenues are recognized when earned.

Cost of revenue – The Company recognizes the costs of producing digital advertisement as cost of revenue. These costs include payroll, benefits, an allocation of related overhead expenses, and outsourced production costs. Costs associated with access fees and other revenues are insignificant.

Advertising expense – The Company expenses the costs of advertising as incurred. The Company has elected to record the expenses relating to amounts earned by shoppers using the Cash Dash mobile application. Advertising expenses for the year ended December 31, 2015, was $2,372,036, which included $1,569,951 relating to amounts earned by shoppers using the Cash Dash application. As of December 31, 2015, advertising expenses owed to customers from the Cash Dash application that have not yet been paid amounted to $382,026 and is included in accrued expenses on the balance sheet as of December 31, 2015.

Advertising expenses for the year ended December 31, 2014, was $1,897,560.

Cash and cash equivalents – The Company’s cash and cash equivalents are maintained in checking and money market accounts at several banks. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2015 and 2014, cash equivalents were $145,135 and $166,009, respectively.

The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value due to the short term nature of the maturities. Balances maintained at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is customary for deposits with financial institutions to exceed federally insured limits.

Fair values of financial instruments – The Company follows the guidance of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 is applicable whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Accordingly, the carrying amounts of certain financial instruments of the Company, including cash, continue to be valued at fair value on a recurring basis.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash and cash equivalents – At December 31, 2015 and 2014, the carrying values of financial instruments, related to cash and cash equivalents included in checking, savings, money market accounts, are representative of their fair values due to their short-term maturities. The carrying amount approximates fair value, estimated using information available to the Company as of December 31, 2015 and 2014, determined to be Level 1.

Long-term debt – The fair values of the Company’s long-term debt is estimated based on the current fixed rate of debt which approximates the carrying amount.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonfinancial assets, such as intangible assets, property, and equipment, are evaluated for impairment and adjusted to fair value using Level 3 inputs only when impairment is recognized. Fair values are considered Level 3 when management makes significant assumptions in developing a discounted cash flow model based upon a number of considerations including projections of revenues, earnings, and a discount rate. During the year ended December 31, 2014, the Company recognized $169,469 of impairment expense relating to intangible assets purchased in an asset acquisition that were determined to have no future economic benefit. (See “Asset Acquisition” below). During the year ended December 31, 2015, the Company did not recognize any impairment expense.

Accounts receivable – Accounts receivable are reported at net-realizable value and represent amounts that are invoiced to customers with contractual obligations where a signed and executed contract exists.

In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment, and historical experience. Amounts are charged to allowance for doubtful accounts as they are deemed uncollectible, based upon a periodic review.

The Company evaluated the collectability of accounts receivable and has determined no allowance for doubtful accounts was necessary at December 31, 2015 and 2014. During the years ended December 31, 2015 and 2014, the Company wrote-off $36,400 and $126,944, respectively, of accounts receivable against the allowance. Bad debt expense was $36,400 and $51,944 for the years ended December 31, 2015 and 2014, respectively.

Concentration of credit risk and significant customers – Financial instruments, which potentially subject the Company to concentrations of credit risk, principally consist of cash and cash equivalents and accounts receivable.

The Company maintains its cash and cash equivalents in bank accounts which may, at times, exceed federally-insured limits. As of December 31, 2015, the Company had $8,387,488 of bank balances in excess of the federally-insured limits. The Company has not experienced any losses in such accounts.

Management believes that it is not exposed to any significant credit risk. The Company generally does not require collateral or other security in support of accounts receivable. The Company maintains reserves for estimated credit losses and such losses have historically been within management’s expectations and have not been significant.

The Company had two customers who represented 39% of net revenues for the year ended December 31, 2015, and two customers who represented 37% of net revenues for the ended December 31, 2014.

The Company had two customers who represented 63% of accounts receivable as of December 31, 2015, and three customers who represented 48% of accounts receivable as of December 31, 2014.

The Company had four vendors who represented 95% of accounts payable as of December 31, 2015, and three vendors who represented 47% of accounts payable as of December 31, 2014.

Deposits – The Company has deposits of $45,150 and $44,933 at December 31, 2015 and 2014, respectively, related to operating leases for its office facilities and certain other services. Deposits relating to the Company’s operating leases are refundable at the expiration of the lease terms. Deposits relating to services are capitalized and amortized over the related term of service. Amounts amortized during the years ended December 31, 2015 and 2014, were insignificant.

Property and equipment – Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded over the estimated useful lives of the assets of three to ten years using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement. Maintenance, repairs, and minor renewals are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized. When assets are sold or otherwise disposed of, any resulting gain or loss on such sale or disposal is included in the statements of operations.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Software development costs – The Company capitalizes certain development costs incurred in connection with its internal use software, following the guidance set forth in ASC 350-40, Computer Software Developed or Obtained for Internal Use. ASC 350-40 requires companies to capitalize qualifying computer software costs, if direct and incremental, that are incurred during the application development stage. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as noncurrent assets on the accompanying balance sheets. Costs related to preliminary project activities, post-implementation activities, and training is expensed as incurred. The Company amortizes the costs over the estimated useful life of three years following the release date.

Management evaluates the useful lives of capitalized software on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact its recoverability. There were no impairments to internal use software during the years ended December 31, 2015 and 2014.

Asset acquisition – In September 2014, the Company purchased certain assets of Real Valuable Corporation. The Company purchased software and code, certain client relationship and agreements, and certain accounts receivable. Total amounts paid were $169,468. Subsequent to the purchase at December 31, 2014, the Company wrote off the purchased intangible assets as it was deemed to have no future economic benefit.

Impairment of long-lived assets – The Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property, improvements, and other long-lived assets or render them not recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Accrued incentive plan – The Company records amounts relating to its long term incentive plan (“LTIP”) invested as an asset and as a liability on the balance sheets. See Note 10 for discussion of the long term incentive plan.

Deferred compensation–The Company’s short term incentive plan (“STIP”) is similar to a bonus plan. The STIP is approved annually at each year-end by the Board of Directors for amounts to be paid to eligible employees within the first quarter of the following fiscal year. During the years ended December 31, 2015 and 2014, certain employees elected to defer the payments of their STIP amounts, and instead requested that the Company invest their STIP amounts on the employees’ behalf. As of December 31, 2015 and 2014, the Company recorded the amounts to be paid out in cash in the first quarter of the subsequent fiscal year as deferred compensation, current portion, as a current liability in the amounts of $1,210,482 and $550,956, respectively. As of December 31, 2015 and 2014, the Company recognized as a long term liability, the deferred compensation amounts of $53,334 and $39,905, respectively, that were due to be funded by the Company over twelve months after the respective balance sheet date.

Income taxes – The Company was formed as a partnership in relation to the provisions of the Internal Revenue Code; accordingly, income or loss will be reported by the members on their corporate income tax returns.

FindnSave’s income taxes are provided based on the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Recent accounting pronouncements – In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which is a new standard on revenue recognition. The new standard contains principles that an entity will need to apply to determine the measurement of revenue and timing of when revenue is recognized. The underlying principle is to recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The standard has a five-step approach which includes identifying the contract or contracts, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue. The standard also significantly expands the quantitative and qualitative disclosure requirements for revenue, which are intended to help users of financial statements understand the nature, amount, timing, and uncertainty of revenue and the related cash flows. In July 2015, the FASB voted to amend ASU 2014-09 by approving a one-year deferral of the effective date as well as allowing early adoption as of the original effective date, but not before the annual periods beginning after December 15, 2016. The Company is currently evaluating this new standard and the impact it will have on its consolidated financial statements, information technology systems, processes, and internal controls.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Sub Topic 205-40) – Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 clarifies principles and definitions that may be used by an organization’s management for disclosures that are currently made available in financial statement footnotes. Presently, U.S. GAAP does not provide an organization’s management guidance regarding its responsibility to assess whether substantial doubt exists regarding the ability to continue as a going concern or to prepare related footnote disclosures. Instead, auditors are responsible for assessing an entity’s ability to continue as a going concern under AUC 570. ASU 2014-15 will move this responsibility to management. ASU 2014-15 will require management to evaluate whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as going concern from one year from the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, to allow the auditing guidance to catch up with this change. ASU 2014-15 affects all companies and nonprofits and early application is allowed. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 simplifies the presentation of debt issuance costs by requiring such costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Recognizing debt issuance costs as a deferred charge is no longer permitted. This update is effective for financial statements issued for fiscal years beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The new guidance should be applied on a retrospective basis with the balance sheet of each individual period presented adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, the Company is expected to comply with the applicable disclosures for a change in accounting principle. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement, which amended the existing accounting standards for intangible assets. The amendments provide explicit guidance to customers in determining the accounting for fees paid in a cloud computing arrangement, wherein the arrangements that do not convey a software license to the customer are accounted for as service contracts. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. The Company is currently evaluating the impact that this amended guidance will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a liability associated with obligations to make payments under the terms of the arrangement in addition to a right-of-use asset representing the lessee’s right to use, or control the use of the given asset assumed under the lease. The standard will be effective for nonpublic business entities beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating this new standard and the impact it will have on its financial statements, information technology systems, process, and internal controls.

Subsequent events – Subsequent events are events or transactions that occur after the consolidated balance sheet date but before consolidated financial statements are issued or are available to be issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the consolidated balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements. The Company’s consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the consolidated balance sheet but arose after the consolidated balance sheet date and before the consolidated financial statements are issued or are available to be issued. The Company has evaluated subsequent events through March 7, 2016.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2015	2014

Computers and software	$ 712,259	$ 712,259
Office equipment	25,409	25,409
Leasehold improvements	608,586	608,586
Equipment	94,189	94,189

	1,440,443	1,440,443
Less: Accumulated depreciation	(1,069,397)	(854,766)

	$ 371,046	$ 585,677

Depreciation expense for the years ended December 31, 2015 and 2014, was $214,631 and $224,333, respectively.

NOTE 4 – CAPITALIZED INTERNALLY DEVELOPED SOFTWARE

Capitalized internally developed software consisted of the following:

	December 31,
	2015	2014

FindnSave website	$ 362,294	$ 362,294
Cash Dash mobile application	629,121	-
Webprovision software	57,111	-

	1,048,526	362,294
Less: Accumulated amortization	(414,789)	(362,294)

	$ 633,737	$ -

During the year ended December 31, 2015, the Company capitalized software development costs of $686,232 relating to the Cash Dash mobile application. There were no amounts capitalized during the year ended December 31, 2014.

During the year ended December 31, 2015, the Company recorded amortization expense of $52,495 included as Sales and Marketing expenses.

The Company previously capitalized $362,294 of software development costs prior to the year ended December 31, 2014. All costs were fully amortized as of January 1, 2014.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes total expected future amortization related to internally developed capitalized software:

Year Ending December 31,

2016	$ 209,704
2017	228,744
2018	176,250
2019	19,039

$ 633,737

NOTE 5 – DEBT

In August 2012, the Company obtained a loan from its landlord in order to complete leasehold improvements at its Chico office facilities. The Company’s landlord agreed to advance funds for leasehold improvements in the amount of $92,000 which is to be repaid on a monthly basis over a period of 48 months of $2,203 inclusive of principal and interest. The stated interest rate is 7%.

As of December 31, 2015 and 2014, total debt outstanding amounted to $41,396 and $64,139, respectively. During the years ended December 31, 2015 and 2014, the Company repaid $22,743 and $21,137, respectively, in principal relating to this debt.

Future maturities of debt as of December 31, 2015, are as follows:

Year Ending December 31,

2016	$ 24,367
2017	17,029

$ 41,396

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under noncancelable operating leases with various expiration dates through 2017. The leases contain rent escalation clauses. Rent expense is recorded on a straight-line basis over the term of the leases. The difference between the base rent payment and the straight-line rent amount is recorded as a deferred rent liability. At December 31, 2015 and 2014, the total deferred rent liability was $8,866 and $5,251, respectively. Rent expense for the years ended December 31, 2015 and 2014, was $283,138 and $265,292, respectively.

Future minimum lease payments under noncancelable operating leases as of December 31, 2015, are as follows:

Year Ending December 31,

2016	$ 263,139
2017	178,552

$ 441,691

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation

The Company, from time to time, is involved in certain legal matters which arise in the normal course of operations. Management believes that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

NOTE 7 – RELATED PARTY TRANSACTIONS

FindnSave provides services to the members of the Company. During the years ended December 31, 2015 and 2014, revenue from these related parties amounted to $2,807,560 and $3,603,625, respectively. Accounts receivable from related parties were $150,463 and $211,015 as of December 31, 2015 and 2014, respectively.

NOTE 8 – MEMBERS’ INTERESTS

As of December 31, 2015, the Company has 29,259.17 Class A Units and 9,199.40 Class B Units issued and outstanding, for contributions of $35,071,024 and $20,451,461, respectively. As of December 31, 2014, the Company had 22,791.79 Class A Units and 5,789.96 Class B Units issued and outstanding for contributions of $36,002,302 and $14,474,899, respectively.

During the year ended December 31, 2015, the Company issued 9,876.82 Class A Units in exchange for $5,045,284. Additionally, due to the decrease in shareholding of certain members, $5,976,562, representing 3,409.44 Units was transferred from Class A Units to Class B Units. During the year ended December 31. 2014, the Company issued 14,181.75 Class A Units in exchange for $14,477,199. Additionally, due to the decrease in shareholding of certain members, $8,969,217, representing 3,587.69 Units was transferred from Class A Units to Class B Units.

The following are the rights and preferences of the Company’s Class A and Class B Units:

•	Optional additional cash contributions may be contributed on a pro rata basis in accordance with each Member’s percentage interest at the time.
•	No Member shall have the right to withdraw, or receive any return of all or any portion of such Member’s Capital Contribution.
•

A Member shall not transfer any Units except under a permitted transfer, as defined. Prior to any proposed transfer, other than a permitted transfer or in a qualifying transaction, as defined, other Class A Members shall have the first right of refusal to purchase the transfer Units in proportion to each Class A Member’s ownership interest. Prior to any proposed transfer, other than a permitted transfer or in a qualifying transaction, as defined, other Class B Members shall have the first right of refusal to purchase the transfer Units in proportion to each Class B Member’s ownership interest. Under certain situations, Members also have tag-along rights and drag along rights.

•	At meetings of Members, the presence of Members holding at least a majority of the outstanding Units is required to constitute a quorum.
•	Each Member shall be entitled to one vote for each Unit held. Fractional votes are permitted.
•

The Board of Directors shall consist of nine Directors of which the Class A and Class B Members shall each have the right to designate one Director respectively. Such Members shall also have the sole right to remove such Directors, with or without cause. A majority of the Directors shall constitute a quorum. All Directors shall serve without compensation.

•

If a Class A Member’s Percentage interest decreases below 9.375%, then such Class A Member shall lose its right to designate a Director. Such Class A Member’s Class A Units shall be converted into Class B Units and the Class A Member shall become a Class B Member. Following such a conversion, the Board of Directors shall be decreased accordingly.

•

The Board of Directors has general powers over management and control of the business and affairs of the Company. Supermajority vote of the Board of Directors is required for certain actions including any transaction that would result in a Change in Control of the Company, as defined, any redemption of Units by the Company, any Initial public offering or conversion, the dissolution of the Company, the creation of any Committee of the Board of Directors, and the admission of any new Class A Members.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES

The components of the deferred tax assets consist of the following:

	December 31,
	2015	2014
Deferred Tax Assets:
Net operating loss carryforwards	$ 11,850	$ 8,100
Other	1,540	1,140

Total Deferred Tax Assets	13,390	9,240

Valuation Allowance	(13,390)	(9,240)

Net Deferred Tax Assets	$ -	$ -

The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets mainly arising from net operating loss carryforwards and accrued expenses which are not yet deductible for tax purposes. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $4,150,000 and $3,084,000 during the years ended December 31, 2015 and 2014, respectively.

At December 31, 2015, the Company had Federal and California net operating loss carryforwards (“NOLs”) of approximately $30,000,000 and $28,000,000, respectively. These NOLs are available to reduce future taxable income, if any. The Federal net operating loss will begin to expire in 2031 through 2035, and the California net operating loss will begin to expire in 2029 through 2035.

The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be limited.

The Company applies the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, for recognition, measurement and presentation and disclosure of uncertain tax benefits in financial statements. There are no material uncertain tax benefits as of December 31, 2015.

The Company currently has no federal or state tax examinations in progress nor has it had any federal or state tax examinations since its inception. As a result of the Company's net operating loss carryforwards, all of its tax years are subject to federal and state tax examination.

NOTE 10 – EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company sponsors a 401(k) defined contribution plan (the “401k Plan”) covering all employees who have reached the minimum age of 18 with no minimum years of service required for participation. Participants are permitted to contribute a portion of their salary through payroll deferral subject to the Internal Revenue Service annual contribution limits. The Company makes 401k matching contributions depending on the amount of the participants’ salary deferrals of 100% up to a maximum of 4% of the employees’ deferrals. For the years ended December 31, 2015 and 2014, the Company made matching contributions of $146,410 and $156,982, respectively.

Long Term Incentive Plan (“LTIP”)

The Company contributes to a long term incentive plan (the "LTIP") for eligible employees. The Company makes contributions to the Incentive Plan annually of which the amounts are at the discretion of the Board of Directors. Contributions are fully vested after four years.

WANDERFUL MEDIA LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Since inception of the LTIP, the Board of Directors has approved Company contributions aggregating to $4,249,554. Payments amounting to $1,813,943 have been made to-date. Assets held relating to the Incentive Plan to be disbursed in future periods are included in deferred compensation asset, net of current portion, and deferred compensation asset, current portion, amounting to $84,684 and $1,210,482, respectively, as of December 31, 2015. Deferred compensation asset, net of current portion, and deferred compensation asset, current portion, amounted to $71,255 and $550,956, respectively, as of December 31, 2014.

The Company expensed $1,188,540 and $1,748,830 relating to the LTIP during the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015, the Company accrued $719,011 and $610,048 as Accrued incentive plan, current portion and long term portion, respectively. As of December 31, 2014, the Company accrued $422,449 and $995,586, in Accrued incentive plan, current portion and long term portion, respectively.

Company contributions that are expected to be paid in the future are as follows:

Year Ending December 31,

2016	$ 719,011
2017	688,327
2018	532,915
2019	204,553

$ 2,144,806